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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:  3235-0104
                                                   Expires:  May 31, 1997
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

 The Registry, Inc.
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  (Last)                             (First)                         (Middle)

 189 Wells Avenue
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                                    (Street)

 Newton                               MA                             02159
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  (City)                             (State)                          (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)
 May 19, 1997
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer name and ticker or trading symbol
 Renaissance Solutions, Inc., RENS
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                    X     10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


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6. If Amendment, Date of Original   (Month/Day/Year)


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
                                      Table 1 -- Non-Derivative Securities Beneficially Owned
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1. Title of Security                     2. Amount of Securities    3. Ownership Form:  4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                               Beneficially Owned         Direct (D) or       (Instr. 5)
                                           (Instr. 4)                  Indirect (I)
                                                                       (Instr. 5)
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

Common Stock, par value $.0001                            none
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)

                                                                         (Over)
                                                                SEC 1473 (8-92)

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

FORM 3 (continued)
              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
                                     cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration     (Instr. 4)                          Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/ Day/                                        Security        Direct (D)     (Instr. 5)
                                     Year)                                                              or
                                  -------------------------------------------------                     Indirect (I)
                                  Date    Expira-                            Amount                    (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
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

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

Explanation of Responses:

The Registry, Inc. (the "Registry") and Rain Acquisition Corp. ("Rain"), a wholly-owned subsidiary of the Registry, have entered into an Agreement and Plan of Merger with Renaissance Solutions, Inc. ("Renaissance"). In connection with this merger agreement, certain stockholders of Renaissance, owning approximately 37.6% of the issued stock, have given Rain a proxy to vote for the merger. Neither the Registry nor Rain has any pecuniary interest in such stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


The Registry, Inc.

By: Richard L. Bugley, General Counsel                 May 28, 1997
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**Signature of Reporting Person                        Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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